UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEDAK Ethanol, LLC
(Name of Issuer)

Common Membership Units
(Title of Class of Securities)

Not Applicable
 (CUSIP Number)

David Bracht, Esq.
Husch Blackwell Sanders LLP
1620 Dodge Street
Suite 2100
Omaha, NE 68102
(402) 964-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13D-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. Not Applicable

1.         Name of Reporting Person.
IRS Identification Number of Above Person  (Entities Only).

TNDK, LLC
IRS IDENTIFICATION NO.:  20-5316952

2.         Check the Appropriate Box if a Member of a Group:
(a)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check. ☐
(b)
If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check.  ☑   (Unless it is a joint filing pursuant to Rule 13d-1(k)(1), in which case, it may not be necessary to check this 2(b)).

3.         SEC Use Only.

4.         Source of Funds.   OO

5.         Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).  ☐

6.         Citizenship or place of organization.  Delaware

Number of Shares Beneficially owned by each reporting person with:

7.	Sole Voting Power	6,000

8.	Shared Voting Power	0

9.	Sole Dispositive Power	6,000

10.	Shared Dispositive Power	0

11.   Aggregate Amount Beneficially Owned by the Reporting Person   6,000

12.   Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares.  ☐

13.   Percent of Class Represented by Amount in Row 11.      34.2%

14.   Type of Reporting Person.  OO – limited liability company

CUSIP NO. Not Applicable

Item 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the Common Membership Units (the “Common Units”) of NEDAK Ethanol, LLC, a Nebraska limited liability company (the “Company”), whose principal executive offices are located at 87590 Hillcrest Road, P.O. Box 391, Atkinson, Nebraska 68713.

Item 2.  Identity and Background.

(a)-(c)    This Statement is being filed on behalf of TNDK, LLC, a Delaware limited liability company  (the “Reporting Person”), whose principle executive offices are located at  1045 North 115th Street, Suite 200, Omaha, Nebraska 68154. The principal business of the Reporting Person is investment.

(d)-(e)   During the last five years, neither the Reporting Person, and to the best of the Reporting Person’s knowledge, none of the mangers of the Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

(f)     The Reporting Person is a limited liability company organized under the laws of the State of Delaware.

 Item 3.  Source and Amount of Funds or Other Consideration.

On December 30, 2011, the Company entered into a Letter Agreement (the “Letter Agreement”) with the Reporting Person pursuant to which the Reporting Person agreed to invest $5,000,000 in the Company as part of the Company’s private offering of up to 1,500 Class B Preferred Membership Units (the “Class B Units”) at $10,000 per unit (the “Class B Offering”).  The investment by the Reporting Person was subject to certain conditions which were satisfied by the Company on December 31, 2011.  In connection with the closing of the Class B Offering, the Company issued to the Reporting Person 500 Class B Units at a price of $10,000 per unit for an aggregate purchase price of $5,000,000.

The purchase price was financed with borrowings from Tenaska Energy, Inc. and Tenaska Energy Holdings, LLC, affiliates of the Reporting Person.

Pursuant to the Company’s Fifth Amended and Restated Operating Agreement (the “Operating Agreement”), the Class B Units issued to the Reporting Person as part of the Class B Offering are convertible into Common Units at a conversion rate of twelve (12) Common Units for each one (1) Class B Unit.

Pursuant to the terms of the Company’s Operating Agreement, and as a result of the acquisition of the Class B Units, the Reporting Person has the right to appoint two persons to serve as members of the Company’s Board of Directors (the “Board”).

The foregoing references to and description of the Letter Agreement and the Operating Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Letter Agreement and the Operating Agreement, which are included as Exhibits 1 and 4 hereto, respectively, and are incorporated by reference to this Item 3.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Person acquired the Class B Units for investment purposes.

The Reporting Person may, in the future exercise any and all of the rights associated with the Class B Units as set forth in, and in a manner consistent with, the terms and conditions of the Operating Agreement.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional Common Units, Class B Units or other securities of the Company in the open

CUSIP NO. Not Applicable

market or in privately negotiated transactions.  The Reporting Person reserves the right to, and may in the future choose to, change its purpose with respect to the investment and take such actions as it deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Units, Class B Units or other securities of the Company which it now owns or may hereafter acquire.  Any decision of the Reporting Person to increase their holdings in Common Units, Class B Units or other securities convertible into Common Units, will depend, however, on numerous factors, including, without limitation, the price of the Common Units, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions.  At any time, the Reporting Person may determine to dispose of some or all of their holdings of Common Units depending on those and other considerations.

At the date of this Statement, the Reporting Person does have plans or proposals which would result in:

(a)           The acquisition of additional securities of the Company.

If the Class B Units issued as part of the Class B Offering are converted into Common Units, based on a twelve (12) to one (1) conversion ratio, the Reporting Person could own approximately 6,000 Common Units.

(d)           A change in the present board of directors of the Company.

Pursuant to the Company’s Operating Agreement, the Reporting Person is entitled to appoint two (2) directors to the Board (each a “TNDK Director”) so long as the Reporting Person holds units representing a percentage interest in the Company, on a fully diluted basis, which equals or exceeds fifteen percent (15%), provided, to the extent that the Reporting Person holds units representing a percentage interest in the Company, on a fully diluted basis which is less than fifteen percent (15%) but equals or exceeds five percent (5%), then the Reporting Person will have the right to appoint one (1) TNDK Director; provided, further, that if the Reporting Person holds units representing a percentage interest in the Company, on a fully diluted basis, which is less than five percent (5%), then the Reporting Person will not have the right to appoint any TNDK Director.  In connection with the terms of the Letter Agreement and the adoption of the Operating Agreement, the TNDK Directors chosen by the Reporting Person were appointed to the Board as of January 1, 2012.

Except as described above, at the date of this Statement, the Reporting Person has no present plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)           An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)            Any material change in the present capitalization or dividend policy of the Company;

(f)            Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP NO. Not Applicable

(i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)        See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Class B Units owned by the Reporting Person. The percentage ownership is calculated based on 5,233 Common Units issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011, increased by the aggregate number of Common Units into which the aggregate number of Class B Units issued as part of the Class B Offering (1025.5 Class B Units convertible into 12,306 Common Units based on a twelve (12) to one (1) conversion ratio).

Reporting Person	Amount of Common Stock Beneficially Owned(1)	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
TNDK, LLC	6,000	34.2%	6,000	0	6,000	0

(1)   Assumes the full conversion of the Class B Units as described above.

(c)           Except as set forth in this Item 5, the Reporting Person has not engaged in any transactions in the Company’s Common Units in the past 60 days.

(d)-(e)    Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Reporting Person’s response to Item 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Letter Agreement (filed herewith)

Exhibit 2	Promissory Note dated December 29, 2011 payable by the Reporting Person to Tenaska Energy Holdings, LLC (filed herewith)

Exhibit 3	Promissory Note dated December 29, 2011 payable by the Reporting Person to Tenaska Energy, Inc. (filed herewith)

Exhibit 4	Fifth Amended and Restated Operating Agreement (filed as Exhibit 3.2.2 to the Company’s Current Report on Form 8-K, dated January 24, 2012, and incorporated herein by reference)

CUSIP NO. Not Applicable

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned officer certifies that the information in this Statement is true, complete and correct.

Dated:  February 14, 2012

By:	/s/ David M. Neubauer

Its:	VP & GM

CUSIP NO. Not Applicable

EXHIBIT INDEX

Exhibit 1	Letter Agreement (filed herewith)

Exhibit 2	Promissory Note dated December 29, 2011 payable by the Reporting Person to Tenaska Energy Holdings, LLC (filed herewith)

Exhibit 3	Promissory Note dated December 29, 2011 payable by the Reporting Person to Tenaska Energy, Inc. (filed herewith)

Exhibit 4	Fifth Amended and Restated Operating Agreement (filed as Exhibit 3.2.2 to the Company’s Current Report on Form 8-K, dated January 24, 2012, and incorporated herein by reference)